Term Sheet
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011,
product supplement no. 29-I dated August 31, 2012 and
underlying supplement no. 1-I dated November 14, 2011	Term Sheet to Product Supplement No. 29-I Registration Statement No. 333-177923 Dated February 8, 2013; Rule 433

Structured Investments	$ Auto Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the Russell 2000® Index due August 14, 2014

General

•	The notes are designed for investors who seek a Contingent Interest Payment with respect to each Review Date for which the Index closing level of each of the S&P 500® Index and the Russell 2000® Index is greater than or equal to 60% of its Initial Index Level, which we refer to as an Interest Barrier. In addition, if the Index closing level of each of the S&P 500® Index and the Russell 2000® Index on any Review Date (other than the final Review Date) is greater than or equal to its Initial Index Level, the notes will be automatically called. Investors in the notes should be willing to accept the risk of losing some or all of their principal if a Trigger Event (as defined below) has occurred and the risk that no Contingent Interest Payment may be made with respect to some or all Review Dates.
•	Investors should be willing to forgo fixed interest and dividend payments, in exchange for the opportunity to receive a Contingent Interest Payment with respect to each Review Date for which the Index closing level of each of the S&P 500® Index and the Russell 2000® Index is greater than or equal to its Interest Barrier. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	The first Review Date, and therefore the earliest date on which an automatic call may be initiated, is May 7, 2013.
•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing August 14, 2014†
•	The payment at maturity is not linked to a basket composed of the Indices. The payment at maturity is linked to the performance of each of the Indices individually, as described below.
•	Minimum denominations of $1,000 and integral multiples thereof

Key Terms

Indices:	The S&P 500® Index (Bloomberg ticker: SPX) and the Russell 2000® Index (Bloomberg ticker: RTY) (each an “Index” and collectively, the “Indices”)
Contingent Interest Payments:

If the notes have not been previously called and the Index closing level of each Index on any Review Date is greater than or equal to its Interest Barrier, you will receive on the applicable Interest Payment Date for each $1,000 principal amount note a Contingent Interest Payment equal to at least $14.625* (equivalent to an interest rate of at least 5.85%* per annum, payable at a rate of at least 1.4625%* per quarter).

If the Index closing level of either Index on any Review Date is less than its Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date.

Interest Barrier / Trigger Level:	With respect to each Index, an amount that represents 60.00% of its Initial Index Level
Contingent Interest Rate:

At least 5.85%* per annum, payable at a rate of 1.4625%* per quarter, if applicable

*The actual Contingent Interest Rate will be determined on the Pricing Date and will not be less than 5.85% per annum.

Automatic Call:	If the Index closing level of each Index on any Review Date (other than the final Review Date) is greater than or equal to its Initial Index Level, the notes will be automatically called for a cash payment, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment applicable to that Review Date, payable on the applicable Call Settlement Date.
Payment at Maturity:	If the notes have not been previously called and (i) the Ending Index Level of each Index is greater than or equal to its Initial Index Level or (ii) a Trigger Event has not occurred, you will receive a cash payment at maturity, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment applicable to the final Review Date.
If the notes have not been previously called and (i) the Ending Index Level of either Index is less than its Initial Index Level and (ii) a Trigger Event has occurred, at maturity you will lose 1% of the principal amount of your notes for every 1% that the Ending Index Level of the Lesser Performing Index is less than its Initial Index Level, subject to any Contingent Interest Payment payable at maturity. Under these circumstances, your payment at maturity per $1,000 principal amount note, in addition to any Contingent Interest Payment, will be calculated as follows:
$1,000 + ($1,000 × Lesser Performing Index Return)
If the notes have not been automatically called and (i) the Ending Index Level of either Index is less than its Initial Index Level and (ii) a Trigger Event has occurred, you will lose some or all of your principal amount.
Trigger Event:	A Trigger Event occurs if, on any day during the Monitoring Period, the Index closing level of either Index is less than its Trigger Level.
Monitoring Period:	The period from, but excluding, the Pricing Date to, and including, the final Review Date
Pricing Date:	On or about February 11, 2013
Settlement Date:	On or about February 14, 2013
Review Dates†:	May 7, 2013, August 7, 2013, November 6, 2013, February 7, 2014, May 6, 2014 and August 11, 2014 (the “final Review Date”)
Interest Payment Dates†:	Notwithstanding anything to the contrary in the accompanying product supplement no. 29-I, the Interest Payment Dates will be May 14, 2013, August 14, 2013, November 14, 2013, February 14, 2014, May 14, 2014 and the Maturity Date
Call Settlement Date†:	If the notes are automatically called on any Review Date, the first Interest Payment Date immediately following that Review Date
Maturity Date†:	August 14, 2014
CUSIP:	48126DWV7
Other Key Terms:	See “Additional Key Terms” in this term sheet
†	Subject to postponement in the event of certain market disruption events and as described under “Description of Notes — Postponement of a Review Date” and “Description of Notes — Postponement of a Payment Date” in the accompanying product supplement no. 29-I

Investing in the Auto Callable Contingent Interest Notes involves a number of risks. See “Risk Factors” beginning on page PS-13 of the accompanying product supplement no. 29-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement 1-I and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$
(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)	If the notes priced today, J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $11.50 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of approximately $2.50 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMS may be more or less than $11.50 and will depend on market conditions on the Pricing Date. In no event will the commission received by JPMS, which includes concessions to be allowed to other dealers, exceed $20.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-66 of the accompanying product supplement no. 29-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

February 8, 2013

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 29-I, underlying supplement no. 1-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 29-I dated August 31, 2012 and underlying supplement no. 1-I dated November 14, 2011. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 29-I and “Risk Factors” in the accompanying underlying supplement no. 1-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 29-I dated August 31, 2012: http://www.sec.gov/Archives/edgar/data/19617/000095010312004448/crt_dp32532-424b2.pdf
•	Underlying supplement no. 1-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf
•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Additional Key Terms

Index Return:	With respect to each Index: Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	With respect to each Index, the Index closing level of that Index on the Pricing Date
Ending Index Level:	With respect to each Index, the Index closing level of that Index on the final Review Date
Lesser Performing Index:	The Index with the Lesser Performing Index Return
Lesser Performing Index Return:	The lower of the Index Returns of the Indices
JPMorgan Structured Investments —	TS-1
Auto Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the Russell 2000® Index

Selected Purchase Considerations

•	QUARTERLY CONTINGENT INTEREST PAYMENTS — The notes offer the potential to earn a Contingent Interest Payment in connection with each quarterly Review Date of at least $14.625* per $1,000 principal amount note (equivalent to an interest rate of at least 5.85%* per annum, payable at a rate of at least 1.4625%* per quarter). If the notes have not been automatically called and the Index closing level of each Index on any Review Date is greater than or equal to its Interest Barrier, you will receive a Contingent Interest Payment on the applicable Interest Payment Date. If the Index closing level of either Index on any Review Date is less than its Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date. If payable, a Contingent Interest Payment will be made to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date. Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.

*The actual Contingent Interest Rate will be determined on the Pricing Date and will not be less than 5.85% per annum.

•	POTENTIAL EARLY EXIT AS A RESULT OF THE AUTOMATIC CALL FEATURE — If the Index closing level of each Index on any Review Date (other than the final Review Date) is greater than or equal to its Initial Index Level, your notes will be automatically called prior to the maturity date. Under these circumstances, on the applicable Call Settlement Date, for each $1,000 principal amount note, you will receive (a) $1,000 plus (b) the Contingent Interest Payment applicable to that Review Date, payable on the applicable Call Settlement Date.
•	THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL IF THE NOTES ARE NOT AUTOMATICALLY CALLED — If the notes have not been automatically called, we will pay you your principal back at maturity only if (i) the Ending Index Level of each Index is greater than or equal to its Initial Index Level or (ii) a Trigger Event has not occurred. However, if the notes have not been automatically called and (i) the Ending Index Level of either Index is less than its Initial Index Level and (ii) a Trigger Event has occurred, you will lose some or all of your principal amount.
•	EXPOSURE TO EACH OF THE INDICES — The return on the notes is linked to the Lesser Performing Index, which will be either the S&P 500® Index or the Russell 2000® Index.

The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the S&P 500® Index, see the information set forth under “Equity Index Descriptions — The S&P 500® Index” in the accompanying underlying supplement no. 1-I.

The Russell 2000® Index consists of the middle 2,000 companies included in the Russell 3000E™ Index and, as a result of the index calculation methodology, consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. For additional information about the Russell 2000® Index, see the information set forth under “Equity Index Descriptions — The Russell 2000® Index” in the accompanying underlying supplement no. 1-I.

•	TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 29-I. In determining our reporting responsibilities we intend to treat (i) the notes for U.S. federal income tax purposes as prepaid forward contracts with associated contingent coupons and (ii) any Contingent Interest Payments as ordinary income, as described in the section entitled “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Tax Treatment as Prepaid Forward Contracts with Associated Contingent Coupons” in the accompanying product supplement no. 29-I. Based on the advice of Davis Polk & Wardwell LLP, our special tax counsel, we believe that this is a reasonable treatment, but that there are other reasonable treatments that the Internal Revenue Service (the “IRS”) or a court may adopt, in which case the timing and character of any income or loss on the notes could be materially affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments and the relevance of factors such as the nature of the underlying property to which the instruments are linked. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

The U.S. federal income tax treatment of Contingent Interest Payments is uncertain, and although we believe it is reasonable to conclude that Contingent Interest Payments are not subject to U.S. withholding tax (at least if a Form W-8 is provided), a withholding agent may nonetheless withhold on these payments (generally at a rate of 30%, subject to the possible reduction or elimination of that rate under an applicable income tax treaty), unless income from your notes is effectively connected with your conduct of a trade or business in the United States (and, if an applicable treaty so requires, attributable to a permanent establishment in the United States). If you are not a United States person, you are urged to consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes in light of your particular circumstances.

JPMorgan Structured Investments —	TS-2
Auto Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the Russell 2000® Index

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in either or both of the Indices or any of the equity securities included in the Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 29-I dated August 31, 2012 and in the “Risk Factors” section of the accompanying underlying supplement no. 1-I dated November 14, 2011.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. If the notes have not been automatically called and (i) the Ending Index Level of either Index is less than its Initial Index Level and (ii) a Trigger Event has occurred, you will lose 1% of your principal amount at maturity for every 1% that the Ending Index Level of the Lesser Performing Index is less than its Initial Index Level. Accordingly, under these circumstances, you will lose some or all of your principal amount at maturity.
•	THE NOTES DO NOT GUARANTEE THE PAYMENT OF INTEREST AND MAY NOT PAY ANY INTEREST AT ALL — The terms of the notes differ from those of conventional debt securities in that, among other things, whether we pay interest is linked to the performance of each Index. If the notes have not been automatically called, we will make a Contingent Interest Payment with respect to a Review Date only if the Index closing level of each Index on that Review Date is greater than or equal to its Interest Barrier. If the Index closing level of either Index on that Review Date is less than its Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date, and the Contingent Interest Payment that would otherwise have been payable with respect to that Review Date will not be accrued and subsequently paid. Accordingly, if the Index closing level of either Index on each Review Date is less than its Interest Barrier, you will not receive any interest payments over the term of the notes.
•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

Recent events affecting us have led to heightened regulatory scrutiny, may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See “Executive Overview — CIO Synthetic Credit Portfolio Update,” “Liquidity Risk Management — Credit Ratings” and “Item 4. Controls and Procedures” in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 and “Part II. Other Information — Item 1A. Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.

•	THE AUTOMATIC CALL FEATURE MAY FORCE A POTENTIAL EARLY EXIT — If the notes are automatically called, the amount of Contingent Interest Payments made on the notes may be less than the amount of Contingent Interest Payments that would have been payable if the notes were held to maturity, and, for each $1,000 principal amount note, you will receive $1,000 plus the Contingent Interest Payment applicable to the relevant Review Date.
•	REINVESTMENT RISK — If your notes are automatically called, the term of the notes may be reduced to as short as three months and you will not receive any Contingent Interest Payments after the applicable Call Settlement Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are automatically called prior to the maturity date.
•	THE APPRECIATION POTENTIAL OF THE NOTES IS LIMITED, AND YOU WILL NOT PARTICIPATE IN ANY APPRECIATION IN THE VALUE OF EITHER INDEX — The appreciation potential of the notes is limited to the sum of any Contingent Interest Payments that may be paid over the term of the notes, regardless of any appreciation in the value of either Index, which may be significant. You will not participate in any appreciation in the value of either Index. Accordingly, the return on the notes may be significantly less than the return on a direct investment in either Index during the term of the notes.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 29-I for additional information about these risks.

We are also currently one of the companies that make up the S&P 500® Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the S&P 500® Index and the notes.

JPMorgan Structured Investments —	TS-3
Auto Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the Russell 2000® Index

•	YOU ARE EXPOSED TO THE RISK OF DECLINE IN THE VALUE OF EACH INDEX — Your return on the notes and your payment at maturity, if any, is not linked to a basket consisting of the Indices. If the notes have not been automatically called, your payment at maturity is contingent upon the performance of each individual Index such that you will be equally exposed to the risks related to either of the Indices. Poor performance by either of the Indices over the term of the notes may negatively affect whether you will receive a Contingent Interest Payment on any Interest Payment Date and your payment at maturity and will not be offset or mitigated by positive performance by the other Index. Accordingly, your investment is subject to the risk of decline in the level of each Index.
•	THE BENEFIT PROVIDED BY THE TRIGGER LEVEL MAY TERMINATE ON ANY DAY DURING THE MONITORING PERIOD — If, on any day during the Monitoring Period, the Index closing level of either Index is less than its Trigger Level (i.e., a Trigger Event occurs) and the notes have not been automatically called, the benefit provided by the Trigger Level will terminate and you will be fully exposed to any depreciation in the Lesser Performing Index. We refer to this feature as a contingent buffer. Under these circumstances, and if the Ending Index Level of either Index is less than its Initial Index Level, you will lose 1% of the principal amount of your principal amount for every 1% that the Ending Index Level of the Lesser Performing Underlying is less than its Initial Index Level. You will be subject to this potential loss of principal even if the relevant Index subsequently recovers such that the Index closing level of that Index is greater than or equal to its Trigger Level. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus any Contingent Interest Payment at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.
•	YOUR PAYMENT AT MATURITY MAY BE DETERMINED BY THE LESSER PERFORMING INDEX — If the notes have not been automatically called and a Trigger Event has occurred, you will lose some or all of your principal amount at maturity if the Ending Index Level of either Index is less than its Initial Index Level. This will be true even if the Ending Index Level of the other Index is greater than or equal to its Initial Index Level. The Indices’ respective performance may not be correlated and, as a result, if the notes have not been automatically called and a Trigger Event has occurred, you may receive the principal amount of your notes at maturity only if there is a broad-based rise in the performance of U.S. equities across diverse markets during the term of the notes.
•	CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While any payment on the notes described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•	NO DIVIDENDS OR VOTING RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the securities included in the Indices would have.
•	VOLATILITY RISK — Greater expected volatility with respect to an Index indicates a greater likelihood as of the Pricing Date that the Index closing level of that Index could be less than its Interest Barrier on a Review Date and/or that a Trigger Event could occur. An Index’s volatility, however, can change significantly over the term of the notes. The Index closing level of an Index could fall sharply on any day during the term of the notes, which could result in your not receiving any Contingent Interest Payment or a significant loss of principal, or both.
•	an investment in the notes is subject to risks associated with small capitalization stocks — The stocks that constitute the Russell 2000® Index are issued by companies with relatively small market capitalization. The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	HEDGING AND TRADING IN THE INDICES — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including the equity securities included in the Indices. We or our affiliates may also trade in the equity securities included in the Indices from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect the likelihood of an automatic call, whether a Contingent Interest Payment will be payable or our payment to you at maturity. It is possible that these hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines.
JPMorgan Structured Investments —	TS-4
Auto Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the Russell 2000® Index

•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of each Index on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other, including:
•	the actual and expected volatility in the levels of the Indices;
•	the time to maturity of the notes;
•	the Contingent Interest Rate on the notes;
•	whether the Index closing level of either Index has been, or is expected to be, less than its Interest Barrier on any Review Date and whether a Trigger Event has occurred or is expected to occur;
•	the likelihood of an automatic call being triggered;
•	the dividend rates on the equity securities included in the Indices;
•	the actual and expected positive or negative correlation between the Indices, or the actual or expected absence of any such correlation;
•	interest and yield rates in the market generally;
•	a variety of economic, financial, political, regulatory and judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.
JPMorgan Structured Investments —	TS-5
Auto Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the Russell 2000® Index

What Are the Payments on the Notes, Assuming a Range of Performances for the Lesser Performing Index?

If the notes have not been previously called and the Index closing level of each Index on any Review Date is greater than or equal to its Interest Barrier, you will receive on the applicable Interest Payment Date for each $1,000 principal amount note a Contingent Interest Payment equal to at least $14.625 (equivalent to an interest rate of at least 5.85% per annum, payable at a rate of at least 1.4625% per quarter). The actual Contingent Interest Rate will be set on the Pricing Date and will not be less than 5.85% per annum. If the Index closing level of either Index on any Review Date is less than its Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date. We refer to the Interest Payment Date immediately following any Review Date on which the Index closing level of either Index is less than its Interest Barrier as a “No-Coupon Date.” The following table assumes a Contingent Interest Rate of 5.85% per annum and illustrates the hypothetical total Contingent Interest Payments over the term of the notes depending on how many No-Coupon Dates occur.

Number of No-Coupon Dates	Total Contingent Coupon Payments
0 No-Coupon Dates	$87.750
1 No-Coupon Date	$73.125
2 No-Coupon Dates	$58.500
3 No-Coupon Dates	$43.875
4 No-Coupon Dates	$29.250
5 No-Coupon Dates	$14.625
6 No-Coupon Dates	$0.000

The following table illustrates payments on the notes, assuming a range of performances for the Lesser Performing Index on a given Review Date. Each hypothetical payment set forth below assumes that the Lesser Performing Index is the Russell 2000® Index and that the Index closing level of the S&P 500® Index on each Review Date is greater than or equal to its Initial Index Level (and therefore its Interest Barrier/Trigger Level). We make no representation or warranty as to which of the Indices will be the Lesser Performing Index for purposes of calculating your actual payment at maturity, if any, or as to what the Index closing level of either Index will be on any Review Date. In addition, the following table and examples assume an Initial Index Level for the Lesser Performing Index of 900, an Interest Barrier and a Trigger Level for the Lesser Performing Index of 540 (equal to 60% of the hypothetical Initial Index Level) and a Contingent Interest Rate of 5.85% per annum (payable at a rate of 1.4625% per quarter). The actual Contingent Interest Rate will be set on the Pricing Date and will not be less than 5.85% per annum. Each hypothetical payment set forth below is for illustrative purposes only and may not be the actual payment applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

	Review Dates Prior to the Final Review Date		Final Review Date
Index Closing Level of Lesser Performing Index	Lesser Performing Index Closing Level Appreciation / Depreciation at Review Date	Payment on Interest Payment Date or Call Settlement Date (1)(2)	Lesser Performing Index Return	Payment at Maturity if a Trigger Event Has Not Occurred (2)(3)	Payment at Maturity if a Trigger Event Has Occurred (2)(3)
1,620.0000	80.0000%	$1,014.625	80.0000%	$1,014.625	$1,014.625
1,530.0000	70.0000%	$1,014.625	70.0000%	$1,014.625	$1,014.625
1,440.0000	60.0000%	$1,014.625	60.0000%	$1,014.625	$1,014.625
1,350.0000	50.0000%	$1,014.625	50.0000%	$1,014.625	$1,014.625
1,260.0000	40.0000%	$1,014.625	40.0000%	$1,014.625	$1,014.625
1,170.0000	30.0000%	$1,014.625	30.0000%	$1,014.625	$1,014.625
1,125.0000	25.0000%	$1,014.625	25.0000%	$1,014.625	$1,014.625
1,080.0000	20.0000%	$1,014.625	20.0000%	$1,014.625	$1,014.625
1,035.0000	15.0000%	$1,014.625	15.0000%	$1,014.625	$1,014.625
990.0000	10.0000%	$1,014.625	10.0000%	$1,014.625	$1,014.625
945.0000	5.0000%	$1,014.625	5.0000%	$1,014.625	$1,014.625
900.0000	0.0000%	$1,014.625	0.0000%	$1,014.625	$1,014.625
886.8375	-1.4625%	$14.625	-1.4625%	$1,014.625	$1,000.000
855.0000	-5.0000%	$14.625	-5.0000%	$1,014.625	$964.625
810.0000	-10.0000%	$14.625	-10.0000%	$1,014.625	$914.625
765.0000	-15.0000%	$14.625	-15.0000%	$1,014.625	$864.625
720.0000	-20.0000%	$14.625	-20.0000%	$1,014.625	$814.625
630.0000	-30.0000%	$14.625	-30.0000%	$1,014.625	$714.625
540.0000	-40.0000%	$14.625	-40.0000%	$1,014.625	$614.625
539.9100	-40.0100%	$0.00	-40.0100%	N/A	$599.900
450.0000	-50.0000%	$0.00	-50.0000%	N/A	$500.000
360.0000	-60.0000%	$0.00	-60.0000%	N/A	$400.000
270.0000	-70.0000%	$0.00	-70.0000%	N/A	$300.000
180.0000	-80.0000%	$0.00	-80.0000%	N/A	$200.000
90.0000	-90.0000%	$0.00	-90.0000%	N/A	$100.000
0.0000	-100.0000%	$0.00	-100.0000%	N/A	$0.000

(1) The notes will be automatically called if the Index closing level of each Index on any Review Date (other than the final Review Date) is greater than or equal to its Initial Index Level.

(2) You will receive a Contingent Interest Payment in connection with a Review Date if the Index closing level of each Index on that Review Date is greater than or equal to its Interest Barrier.

(3) A Trigger Event occurs if the Index closing level of either Index is less than its Trigger Level on any day during the Monitoring Period.

JPMorgan Structured Investments —	TS-6
Auto Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the Russell 2000® Index

Hypothetical Examples of Amounts Payable on the Notes

The following examples illustrate how a payment set forth in the tables on the prior page is calculated.

Example 1: The Index closing level of the Lesser Performing Index increases from the Initial Index Level of 900 to an Index closing level of 990 on the first Review Date. Because the Index closing level of each Index on the first Review Date is greater than its Interest Barrier, the investor is entitled to receive a Contingent Interest Payment in connection with the first Review Date. In addition, because the Index closing level of each Index on the first Review Date is greater than its Initial Index Level, the notes are automatically called. Accordingly, the investor receives a payment of $1,014.625 per $1,000 principal amount note on the relevant Call Settlement Date, consisting of a Contingent Interest Payment of $14.625 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note.

Example 2: The Index closing level of the Lesser Performing Index decreases from the Initial Index Level of 900 to an Index closing level of 360 on the first Review Date and 720 on the second Review Date, 630 on the third Review Date and increases from the Initial Index Level of 900 to an Ending Index Level of 990 on the fourth Review Date. Because the Index closing level of one Index on the first Review Date is less than its Interest Barrier, no Contingent Interest Payment is made in connection with the first Review Date; however, the Index closing level of each Index on each of the second, third and fourth Review Dates is greater than its Interest Barrier, so the investor is entitled to receive a Contingent Interest Payment in connection with each of the second, third and fourth Review Dates. In addition, because the Index closing level of each Index on the fourth Review Date is greater than its Initial Index Level, the notes are automatically called. Accordingly, the investor receives a payment of $14.625 in connection with each of the second and third Review Dates and a payment of $1,014.625 per $1,000 principal amount note on the relevant Call Settlement Date, consisting of a Contingent Interest Payment of $14.625 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note, in connection with the fourth Review Date. Accordingly, the total amount paid on the notes over the term of the notes is $1,043.875 per $1,000 principal amount note.

Example 3: The notes are not automatically called prior to maturity, Contingent Interest Payments are paid in connection with each of the Review Dates preceding the final Review Date and the Index closing level of the Lesser Performing Index increases from the Initial Index Level of 900 to an Ending Index Level of 1,080. The investor receives a payment of $14.625 in connection with each of the Review Dates preceding the final Review Date. Because the notes are not automatically called prior to maturity and the Ending Index Level of each Index is greater than its Interest Barrier and Initial Index Level, regardless of whether a Trigger Event has occurred, the investor receives at maturity a payment of $1,014.625 per $1,000 principal amount note. This payment consists of a Contingent Interest Payment of $14.625 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note. The total amount paid on the notes over the term of the notes is $1,087.75 per $1,000 principal amount note. This represents the maximum total payment an investor may receive over the term of the notes.

Example 4: The notes are not automatically called prior to maturity, Contingent Interest Payments are paid in connection with each of the Review Dates preceding the final Review Date, a Trigger Event has not occurred and the Index closing level of the Lesser Performing Index decreases from the Initial Index Level of 900 to an Ending Index Level of 540. The investor receives a payment of $14.625 in connection with each of the Review Dates preceding the final Review Date. Because the notes are not automatically called prior to maturity, a Trigger Event has not occurred and the Ending Index Level of the Lesser Performing Index is equal to its Interest Barrier, even though the Ending Index Level of the Lesser Performing Index is less than its Initial Index Level, the investor receives at maturity a payment of $1,014.625 per $1,000 principal amount note. This payment consists of a Contingent Interest Payment of $14.625 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note. The total amount paid on the notes over the term of the notes is $1,087.75 per $1,000 principal amount note. This represents the maximum total payment an investor may receive over the term of the notes.

Example 5: The notes are not automatically called prior to maturity, Contingent Interest Payments are paid in connection with two of the Review Dates preceding the final Review Date, a Trigger Event has not occurred and the Index closing level of the Lesser Performing Index decreases from the Initial Index Level of 900 to an Ending Index Level of 720. The investor receives a payment of $14.625 in connection with two of the Review Dates preceding the final Review Date. Because the notes are not automatically called prior to maturity, a Trigger Event has not occurred and the Ending Index Level of the Lesser Performing Index is greater than its Interest Barrier, even though the Ending Index Level of the Lesser Performing Index is less than its Initial Index Level, the investor receives at maturity a payment of $1,014.625 per $1,000 principal amount note. This payment consists of a Contingent Interest Payment of $14.625 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note. The total amount paid on the notes over the term of the notes is $1,043.875 per $1,000 principal amount note.

Example 6: The notes are not automatically called prior to maturity, Contingent Interest Payments are paid in connection with each of the Review Dates preceding the final Review Date, a Trigger Event has occurred and the Index closing level of the Lesser Performing Index decreases from the Initial Index Level of 900 to an Ending Index Level of 630. The investor receives a payment of $14.625 in connection with each of the Review Dates preceding the final Review Date. Because the notes are not automatically called prior to maturity, a Trigger Event has occurred and the Ending Index Level of the Lesser Performing Index is less than its Interest Barrier, the investor receives at maturity a payment of $700 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -30%) = $700

The total amount paid on the notes over the term of the notes is $773.125 per $1,000 principal amount note.

Example 7: The notes are not automatically called prior to maturity, no Contingent Interest Payments are paid in connection with the Review Dates preceding the final Review Date, a Trigger Event has occurred and the Index closing level of the Lesser Performing Index decreases from the Initial Index Level of 900 to an Ending Index Level of 270. Because the notes are not automatically called prior to maturity, no Contingent Interest Payments are paid in connection with the Review Dates preceding the final Review Date, a Trigger Event has occurred and the Ending Index Level of the Lesser Performing Index is less than its Interest Barrier, the investor receives no payments over the term of the notes, other than a payment at maturity of $300 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -70%) = $300

The hypothetical payments on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	TS-7
Auto Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the Russell 2000® Index

Historical Information

The following graphs show the historical weekly performance of the S&P 500® Index and the Russell 2000® Index from January 4, 2008 through February 1, 2013. The Index closing level of the S&P 500® Index on February 7, 2013 was 1,509.39. The Index closing level of the Russell 2000® Index on February 7, 2013 was 908.10.

We obtained the various Index closing levels of the Indices below from Bloomberg Financial Markets, without independent verification. The historical levels of each Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level of either Index on the Pricing Date, any Review Date, including the final Review Date, or any day during the Monitoring Period. We cannot give you assurance that the performance of the Indices will result in the return of any of your initial investment or the payment of any interest.

JPMorgan Structured Investments —	TS-8
Auto Callable Contingent Interest Notes Linked to the Lesser Performing of the S&P 500® Index and the Russell 2000® Index